UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

SUNSHINE HEART, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35312	No. 68-0533453
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

12988 Valley View Road, Eden Prairie, MN 55344

(Address of principal executive offices)(Zip code)

Aaron Knuttila (952) 345-4200

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                            Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Sunshine Heart, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available in the Investor section of the Company’s website at www.sunshineheart.com, by selecting Financial Information, then clicking on SEC Filings.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description
1.01	Conflict Minerals Report of Sunshine Heart, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SUNSHINE HEART, INC.

By:	/s/ Claudia Drayton	June 1, 2015
	Claudia Drayton Chief Financial Officer	(Date)

Exhibit List

Exhibit	Description
1.01	Conflict Minerals Report of Sunshine Heart, Inc.